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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*


                           National Mercantile Bancorp
                           ---------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    636912107
                                 --------------
                                 (CUSIP Number)

                                Matthew B. Krush
                               Faegre & Benson LLP
                             2200 Wells Fargo Center
                               90 South 7th Street
                          Minneapolis, Minnesota 55402
                                 (612) 766-7000
      -------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                 August 6, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D
CUSIP NO. 636912107                                            PAGE 2 OF 4 PAGES
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1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Texas Financial Bancorporation, Inc., a Minnesota Corporation
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS


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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                           [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Minnesota
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                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
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14   TYPE OF REPORTING PERSON*

     CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



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ITEM 2.  IDENTITY AND BACKGROUND

         This statement amends the previous filing of Texas Financial Bancorporation, Inc. ("TFBI"), a Minnesota corporation, dated December 20, 2000.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a)- (c)

         Pursuant to a Stock Purchase Agreement dated as of July 24, 2001, TFBI sold, assigned and transferred to the Revocable Trust of Carl R. Pohlad Created U/A dated 6/28/91, as Amended, 154,999 shares of Common Stock of the Issuer.

         Pursuant to a Stock Purchase Agreement dated as of July 24, 2001, TFBI sold, assigned and transferred to the Revocable Trust of Eloise O. Pohlad Created U/A dated 6/28/91, as Amended, 154,999 shares of Common Stock of the Issuer.

         Pursuant to a Stock Purchase Agreement dated as of July 24, 2001, TFBI sold, assigned and transferred to James O. Pohlad 84,725 shares of Common Stock of the Issuer and 151,319 shares of 6.5% Series A Noncumulative Perpetual Convertible Preferred Stock (the "Preferred Stock") of the Issuer.

         Pursuant to a Stock Purchase Agreement dated as of July 24, 2001, TFBI sold, assigned and transferred to Robert C. Pohlad 84,726 shares of Common Stock of the Issuer and 151,319 shares of Preferred Stock of the Issuer.

         Pursuant to a Stock Purchase Agreement dated as of July 24, 2001, TFBI sold, assigned and transferred to William M. Pohlad 84,726 shares of Common Stock of the Issuer and 151,319 shares of Preferred Stock of the Issuer.

         TFBI owns 0 shares of Preferred Stock and 0 shares of Common Stock of the Issuer.

         Except as set forth above, neither TFBI nor, to the best of its knowledge, any of the individuals named in Item 2, is the beneficial owner of any National Mercantile Bancorp Common Stock (the "Common Stock").

         (c) On August 6, 2001, TFBI sold all of its Common Stock and Preferred Stock of the Issuer. The sales were consummated in Minneapolis, Minnesota pursuant to the terms of the various Stock Purchase Agreements dated as of July 24, 2001 as described above. TFBI sold 309,998 shares of Common Stock for $6.38308 per share, 254,177 shares of Common Stock for $5.85741 per share and 453,957 of Preferred Stock for $12.090 per share. Neither TFBI nor, to the best of TFBI's knowledge, any of the individuals named in Item 2, has effected any other transaction in the Common Stock during the past 60 days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Stock.

         (e)   August 6, 2001



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SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


8/15/01                                   /s/ Jay L. Kim
---------------------------------         --------------------------------------
           Date                           Jay L. Kim
                                          Senior Vice President of Texas
                                          Financial Bancorporation, Inc.



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